FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549


05006933

23 March 2005

Dear Sir

SUPPL

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

18 Mar 05	Final Results
21 Mar 05	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

3/31




INVESTOR IN PEOPLE

Friends Provident is the business name of certain companies in the Friends Provident Marketing Group that we list overleaf

Regulatory Announcement

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RECEIVED
2005 MAR 31 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:49 21-Mar-05
Number	PRNUK-2103

Treasury Shares

21 March 2005

Friends Provident plc announces that following the transfer of 36,005 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,102,373,431 ordinary shares of 10p each of which 44,364,469 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Final Results
Released	07:00 18-Mar-05
Number	9188J

RNS Number:9188J
Friends Provident PLC
18 March 2005

Preliminary Announcement for the year ended 31 December 2004
A year of transformation - Friends Provident
reports step change in scale and scope

Group Operational Highlights

* Merger of ISIS with F&C completed - now Top 5 UK fund manager by funds under management (£125 billion).
* Acquisition of Lombard announced (completed January 2005).
* Places secured on major post-polarisation distribution panels.
* 5 STAR service award for UK life and pensions business.
* Seven awards for e-commerce and technology.
* Enhanced financial flexibility through securitisation.

Group Financial Highlights

* Contribution to profits from new business (achieved profits basis) up 4% to £83 million (2003: £80m). Margin 19.1% (2003: 18.6%).
* F&C earnings per share ++ up 16% to 14.0 pence (2003: 12.0 pence).
* Achieved operating profit
  - before amortisation of goodwill, operating exceptional items and tax: up 29% to £344 million (2003: £266m).
  - on ordinary activities before tax: up 18% to £267 million (2003: £227m).
* Modified Statutory Solvency operating profit
  - before amortisation of goodwill, operating exceptional items and tax: up 22% to £317 million (2003: £260m).
  - on ordinary activities before tax: up 9% to £228 million (2003: £209m).
* Risk Capital Margin covered over 6 times.
* Recommended final dividend of 5 pence per share, making a total dividend for the year of 7.55 pence per share, up 2%, covered 1.5 times++++.

David Newbigging, Chairman, said:

"Our recent acquisitions have accelerated our development and dramatically changed the profile of the Friends Provident Group. The merger of ISIS with F&C in 2004 has created a pan-European asset management business of real stature. The subsequent acquisition of Lombard in early 2005 opens up new horizons in Europe, complementing our existing international operations. These developments have brought a better balance to the Group with more diversified, less capital-intensive earnings streams, and opportunities for margin and return on capital growth. They will make a significant contribution to our future profitable growth."

Keith Satchell, Group Chief Executive, said:

"These are very good results, particularly in the context of consolidating the strong growth we have shown over the last two years. The distinctive quality of our service and systems has been recognised by many awards and, more tangibly,

by our inclusion on numerous distribution panels. Market trends are becoming palpably more favourable and I am confident that the new scale and reach of the Friends Provident Group will become evident over the next two years and will give even further impetus to the future success of both our life and pensions and asset management businesses."

++. Before amortisation of goodwill, exceptional items and cost of the Reinvestment Plan

++++ Based on operating profit before amortisation of goodwill and operating exceptional items, after tax attributable to equity shareholders

- Ends -

For further information contact:

Nick Boakes	Friends Provident plc	020 7760 3130
Di Skidmore	Friends Provident plc	020 7760 3133
Ben Woodford/ Sarah Landgrebe	Bell Pottinger Corporate & Financial	020 7861 3232

Notes to editors:

1. An interview with Keith Satchell, Group Chief Executive and Philip Moore, Group Finance Director, will be available to view in video, audio and text formats at www.friendsprovident.com and www.cantos.com from 7.00am today.

2. An analyst presentation will take place at 9.30am today at Cazenove, 20 Moorgate, London EC2R 6DA.

3. The analyst presentation will be webcast live and can be viewed on the Friends Provident website: www.friendsprovident.com/results

4. The presentation slides will be available from 9.30am on www.friendsprovident.com/presentations

5. Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

6. Financial reporting dates

Dividend dates:	
Shares go ex dividend	06 April 2005
Record date	08 April 2005
Dividend paid	31 May 2005
Financial Reporting Calendar:	
Friends Provident plc Life & Pensions	
Quarter 1 New Business Announcement	03 May 2005
Annual General Meeting	26 May 2005
Friends Provident plc Group Interim Results and Life & Pensions	
Quarter 2 New Business Announcement	02 August 2005
Friends Provident plc Life & Pensions	
Quarter 3 New Business Announcement	01 November 2005

7. The principal life and pensions subsidiary company is Friends Provident Life and Pensions Limited (FPLP).

8. The Realistic Balance Sheet (RBS) relates to the FPLP With Profits business. Risk Capital Margin (RCM) cover is available capital which consists of FPLP shareholder assets, the surplus in the non profit fund of FPLP, 50% of the embedded value profits arising in the non profit fund of FPLP of £205 million less the capital requirements of the non profit fund, divided by the RCM.

9. The Free Asset Ratio (FAR) is a common measure of financial strength in the UK for long term insurance business. It is the ratio of assets less

liabilities (including actuarial reserves but before the required regulatory capital requirements) expressed as a percentage of actuarial reserves.

10. The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums.

11. ISIS Asset Management plc (ISIS) was Friends Provident's 67%-owned asset management business prior to the 2004 merger with F&C Group (Holdings) Limited, the resulting business being F&C Asset Management plc (F&C), 51% owned by Friends Provident.

12. The acquisition of Lombard International Assurance S.A. (Lombard) was completed in January 2005. Friends Provident owns 100% of Lombard.

13. Certain statements contained in this announcement constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Group Progress

The structure of the Friends Provident Group is centred around two core businesses - Life and Pensions, and Asset Management - and the strategy we set out at the time of our demutualisation and public listing in 2001 clearly articulated our intention to grow them both and, at the same time, to bring them more into balance with each other in terms of their respective contributions to the Group.

We have previously reported the development of ISIS Asset Management plc through the acquisition of the Royal & Sun Alliance asset management business. This was followed in October 2004 by the merger of the enlarged ISIS with F&C, creating a publicly listed Asset Management business with £125 billion of funds under management at 31 December 2004 and in which we own a controlling interest of 51%.

At the same time, our Life & Pensions business has developed with strong growth in new business over the past two years and two significant acquisitions in the international arena that have created a broader base and brought better balance within this core business. In 2002 we acquired the Royal & Sun Alliance international business based in the Isle of Man. In 2004 the proposed acquisition of another international business - Lombard International Assurance S.A., based in Luxembourg - was announced. This became effective in early 2005.

We are very confident in the outlook for the expanded international business which we anticipate will contribute about 35% of total life and pensions new business in 2005. This enlarged part of our Group will also make Friends Provident one of the leading companies in international cross-border business, and Lombard will continue to trade under its well-established and respected name from its Luxembourg base.

The acquisitions described above have dramatically changed the profile of the Friends Provident Group. The accelerated development of the Asset Management business means that both our core businesses have real scale and stature, and we have created the better balanced Group, in terms of diversified earnings streams, which we identified as one of our key objectives following

demutualisation. Our geographical reach has also been extended and, by expanding the international cross-border business, we have created a stronger platform for future growth.

Both the merger with F&C and the acquisition of Lombard were funded primarily through the issue of new Friends Provident shares. Additionally, Friends Provident successfully raised £380 million of debt in December 2004. The securitisation vehicle we used for this transaction is more common to the banking industry but has proved a cost-effective method for monetising some of the capital we had tied up in our business. The interest payable was set at an attractive rate, equivalent to approximately 5.5% p.a.

Group Outlook

Since our stock market listing in 2001, and in testing circumstances, we have successfully transformed the Group. It is now not only of considerably greater scale but also more diverse, more profitable, more customer-focused, and more financially robust. The very significant foundations laid over the past two years will support accelerated profitable growth over the next two years and beyond.

UK Life and Pensions

The UK market remains one of considerable potential, where the business environment demands that providers demonstrate to customers positive points of differentiation. Service is one of our points of differentiation and we remain committed to delivering a service experience unrivalled in our industry and to drawing more customers, through the attraction of products, processes and service designed to meet their needs.

We have developed product ranges that are innovative and which maximise the advantages afforded by our leading-edge application of technology, particularly in the protection and group pensions markets. We believe the product streams we focus on - protection, pensions and investments - remain the right ones for continued profitable growth, although the latter is more dependent on external economic factors.

The relationships we have developed with distributors are close and strong, and have enabled us to develop systems and administrative processes of mutual benefit. As a consequence, we have already secured places on most of the early 'multi-tie' panel announcements and expect more to follow, demonstrating our ability to succeed in this competitive environment. Although the time between signing such agreements and any impact on new business volumes normally spans several months, we believe our approach is securing strong and profitable distribution for future years. This should deliver outperformance of the market this year and accelerating market share growth in 2006 and beyond.

International Life and Pensions

The International cross-border market will become increasingly important to us and will now be served from two hubs, the Luxembourg-based Lombard company working alongside the Isle of Man operation, enabling us to provide wider access to the financial services we offer. In our 2003 Annual Report, we stated that our medium-term target was for at least 20% of our new business to come from outside the UK, and the acquisition of Lombard will more than meet this target. In fact we expect over 35% of our new business to come from outside the UK in 2005.

This acquisition will also have a positive impact on the Group's value of new business and new business margins, and will further diversify our earnings through a business that is not capital intensive, as single premium business without financial guarantees requires comparatively low capital backing. The transaction is expected to enhance the Group's Achieved Operating Earnings per share by a high single digit percentage. For German tax change reasons, the very high volumes of new business from Germany experienced by Lombard in 2004 will not be repeated this year. However, we expect overall new business production to continue to expand as we pursue the opportunities for growth in other areas of Europe and in selected markets in Asia and South America.

F&C Asset Management

The key drivers of F&C's long-term success will be the ability to generate organic growth in profitable lines of activity. A proposition with strong investment performance is central to our ability to deliver this. Allied with an efficient, scalable operating model, these are the basic elements of a successful asset management business. We have created an efficient business structure that centralises most of the fund management activities and complements this with local client servicing and sales support. Where we do have local fund management, it is because of a particular requirement to maintain a centre of excellence in that region. It does not lead to duplication. This allows F&C to gain economies of scale, but still meet the needs of clients in various European centres.

A movement into higher fee business lines will result in increased profitability providing it does not require a more than commensurate increase in costs. Given the historic client base of the business - with a high proportion of insurance assets - F&C has lower average fees than most of its competitors. However there has been a focus on raising average fee rates and this will continue.

A key milestone in the merger is the creation of an integrated F&C fund range. This began with the re-branding of the ISIS funds within weeks of the merger completing. The combined fund range has now been reviewed and rationalisation proposals issued that, subject to investor approval, are on target to complete by end of April 2005. Because ISIS had already concluded a major fund rationalisation exercise in August 2003, this current project has not required a programme of streamlining on the same scale. Nevertheless, the proposals will see a range of 53 funds reduced to 47, of which 9 will only be marketed to institutional clients. All of the OEIC funds will be registered under UCITS 3, enabling them to be marketed across Europe. A further aspect of the exercise is that by moving the range to a single administration platform, with International Financial Data Services, significant costs savings will be achieved.
During the remainder of 2005 the integration of information technology systems remains a key priority. On past experience, this usually takes around 12 months to complete. Initially work has focused on ensuring that the IT infrastructure is sufficiently robust both to meet the needs of the enlarged business and our growth ambitions. The next phase is to introduce business systems that enhance the ability of the fund managers and others to work to maximum effectiveness. The approach is to select the best available system from each of the two merged entities.

Focus is now on the delivery of good investment performance and innovative product solutions so that significant organic growth can be achieved, particularly in the higher margin areas. This means investing in our capabilities whilst maintaining our track record for efficient business management.

Summary

Overall, 2004 was a year in which we took great steps forward, increasing our presence significantly in asset management and international life business. This, coupled with the strong fundamentals of our UK life and pensions business, have reshaped our Group for the benefit of customers and shareholders and we look forward with real confidence.

Business Review - Life and Pensions

Focus on customers, Five Star service and major awards

We have consistently maintained that our service to our customers will positively differentiate us from others in the market. We seek to help our customers, both existing and potential, through the complexities of financial services and we have incorporated the FSA's initiative Treating Customers Fairly into the objectives of all areas of our business. We were therefore delighted to be recognised as a provider of Five Star service in the 2004 Financial Adviser Practiv Service Awards, the largest industry survey of its kind, based on the

views of more than 2,000 IFAs. For the third consecutive year, we are the highest ranked of all the UK listed life companies in this prestigious survey.

Our brand is being built around the powerful combinations of processes and people, innovation and operational efficiency. Our success in deploying effectively these attributes is reflected not only in our 2004 business results, but also in the significant number of major awards received in 2004, in addition to the overall Five Star service award.

2004 performance

Total new life and pensions business for 2004 increased a further 1% over 2003 to hit a new record level of £434 million, consolidating the 14% increase achieved in 2003. Importantly, the profits earned on our new business have increased for the third consecutive year, up 4% over 2003, 26% over 2002 and 54% greater than 2001, reflecting growth in both volumes and margins.

UK IFAs provided 69% of our 2004 new business, up from 65% in 2003, reflecting our strategy of building closer relationships and working more collaboratively with independent intermediaries. Our international operations accounted for 17% of new business, slightly up on the 16% produced by this business in 2003. The remaining 14% of new business was principally sourced through tied agents. As expected, this is less than the 19% contribution to 2003 new business from tied channels, following the closure of our direct salesforce in early 2004.

Analysis of new business

Our focus throughout 2004 remained on our three core market segments of protection, group pensions and investments.

Protection

New protection business in 2004, including income protection, increased 11.2% to a new record of £77.2 million, with each quarterly performance exceeding the corresponding quarter of 2003. Over the last two years, new business has increased 71.2% and the resulting 2004 market share of 7.7% represents our highest ranking, further cementing our position as one of the leading providers in the protection market. At the heart of the proposition is our online new business processing system - eSelect - designed to make life easier for customer and distributor alike. We continue to transact more than half of all protection business online.

The overall protection market contracted by 12.2% over the year, driven in large part by cooling in the housing market. We expect, at best, modest market growth in 2005. In addition, competitive activity is increasing. Against this, we are confident of making further progress through a combination of the distribution agreements secured and similar agreements expected to follow, our capacity to handle significantly higher volumes and our award-winning products, systems and service. We also see further opportunities to grow our group risk business, an area which complements our core skills and existing relationships in the group pension and individual protection markets.

Pensions

Total new pensions business declined 7.2% over 2004 to £227.8 million.

Although group pensions new business declined 7% to £163.7 million in 2004, it remains our biggest market segment, contributing 38% of our total new life and pensions business. The market continues to be sluggish, having increased by only 1.1% in 2004. Our experience and anecdotal industry evidence show a general decline in the number of new schemes placed by Employee Benefit Consultants (EBCs) and in transfer business from defined contribution schemes originally set up on now outmoded charging structures. The merger of ISIS and F&C further hinders our short term position through the normal practice of EBCs placing asset managers undergoing such large scale reorganisation 'on hold' during the transitional period. However, media focus on the need for pensions is a positive backcloth, and we have seen an increase in EBC activity in early 2005. We remain committed to this market. We added a further 1,477 new defined contribution schemes in 2004 and the annual round of new members and increments relating to

this growing portfolio of schemes will increasingly provide a stable and reliable source of new business going forward.

New individual pensions in 2004 decreased 9.8% to £36.1 million and new annuity business declined 4.8% to £28 million. We have deliberately not focused on either of these product areas over recent years. In the case of annuities, we remain cautious in the light of improving longevity. Regarding individual pensions, the Government's previous stance on pricing did not provide a fair return for either us or our distributors. However, following the Government's review of the charge cap, we intend to re-enter the individual pensions market in the first half of 2005, seeking to grow in the areas we consider to be potentially more profitable, with particular focus on single premium business.

Investments

Total new investment business increased 12.6% to £128.7 million, with quarterly performance throughout 2004 exceeding the corresponding quarters of 2003. Over the two year period beginning 1 January 2003, a 32.7% increase in new business has been achieved.

Isolating UK performance, new business increased 22%, indicating that we have participated fully in the general recovery of this market, which increased by a similar 22% over 2004. We anticipate only single digit growth in this market over 2005. Our Investment Portfolio Bond and Income Distribution Bond account for the majority of our UK investment business, with online transactions in 2004 representing 65% and 50% of sales respectively.

Of the total new investment business in 2004, 54% came from international cross-border markets, the majority through the Isle of Man-based business. The Far East was the biggest international market for us in 2004 and we have moved to larger premises in Hong Kong. This demonstration of our long-term commitment to the region has been welcomed by the intermediaries based there. In the Middle East, we expect the opening of our new sales office in Dubai late last year to help us make further progress.

With Profits business

The with profits market continues to contract and now accounts for only 7% of our total life and pensions new business, down from 10% in 2003 and 26% in 2002. Bonus rate changes continue to reflect the large fall in investment values that occurred between 2000 and 2002 and the general decline in expected long-term investment returns. Nevertheless we were able to declare increased final bonus rates for a number of our policies. The objective continues to be to ensure that all Friends Provident's 1.5 million with profits policies are treated fairly both now and in the future, by achieving a closer alignment of policy payouts with their underlying investment values. In 2004, we allocated £244 million to our with profit policyholders through regular and final policy bonuses, providing valuable guarantees to customers and supporting the respectable returns these policies continue to deliver, particularly for the longer-term contracts.

Product innovation and development

Protection: The technology platform behind our eSelect new business processing system has benefited from a range of enhancements over 2004, giving us distinct competitive advantage and recognised by a host of external awards. Our protection products have also attracted major awards. Our market leading Income Protection Plan for example, won three awards in 2004, including best in category for both the specialist Protection publications, and we were overall winner - Income Replacement Company of the Year - in the 2004 Financial Adviser Life and Pensions Awards.

Investment: The Stewardship range of ethical investment funds remains the market leader with some £1.8 billion of investments under F&C's management. In June 2004, to coincide with the 20th anniversary of Stewardship and in keeping with our heritage of pioneering ethical investment opportunities, we launched the Stewardship Safeguard Optimiser fund. This is the first open ended ethical fund in the UK market with built in protection against stock market falls, the objective of this fund being to protect both the investor's fund and their

ethical principles by providing smoothed investment returns from an ethical portfolio. The Safeguard Optimiser concept was launched towards the end of 2003 as an alternative to with profits and has attracted more than £21 million over its first year. During 2004, we have also enhanced the dedicated multi manager fund proposition, launched in late 2003, with the introduction of further risk-graded multi manager funds and additional distribution funds.

In August 2004, we enhanced our range of trust and investment solutions with the launch of the Discounted Gift Plan, designed to help reduce the impact of inheritance tax, which is affecting an increasing number of customers following the house price rises seen over recent years.

In March 2005 we launched a new Portfolio Management tool, designed to help IFAs build portfolios appropriate for their clients. A Life ISA product will also be launched in the first half of 2005, to take advantage of the new levels of tax-free allowances being introduced. For the international cross border market, our Zenith single premium bond is being introduced to provide intermediaries with a more flexible approach to charges and commissions.

Pensions: Signalling our commitment to the group pensions market, a further twelve external funds have been added this year to our multi manager facility - Activ Investment Solutions. We are also introducing some important customer-focused additions to our web-based service this year, which will further strengthen our offering. We are optimistic about our opportunities in this market.

Enhanced extranet services

We boast one of the most complete end to end online services for the distributor market in the UK, covering both the group and individual business markets. This has been recognised in the industry by seven independent awards in the latter part of 2004, including being voted Overall E-commerce Company of the Year in the influential Financial Adviser Practiv Service Awards 2004.

Our services are designed to empower our distribution partners and customers, providing them with instant access to 'right first time' servicing. The usefulness of these services is evidenced by the dramatic increase in their take-up. During 2004 we recorded more than 560,000 'logins' to our extranet 'self servicing' facilities, compared with around 110,000 during 2003.

The Policy Servicing and Proposal Tracking facilities are proving particularly popular, with over 221,000 policies interrogated via the policy servicing facility (around 92,000 in 2003) and over 129,000 proposals interrogated using the New Business Tracking service (no comparative data for 2003). As previously indicated, there has been a steady growth in new business being submitted online.

During 2004 we extended the range of e-commerce services that allow IFA back-office systems to access data directly from our core systems. At the beginning of 2004 we were automatically handling around 200 policy valuation requests from Distributor systems per month increasing to over 1,400 per month by the end of the year. Extending these integration services further is now a key focus for us to maximise the benefits that intermediaries and customers can derive from e-commerce.

Distribution profile

In the light of the many regulatory changes that have impacted our industry over recent times, we have taken important steps to reposition our distribution profile appropriately. In 2003 we announced the closure of our direct sales operation and we followed this in 2004 by restructuring our Appointed Representative channel, focusing it exclusively on the protection market, predominantly mortgage-related, in anticipation of the new regulations introduced in January 2005 relating to non investment insurance contracts.

Depolarisation was the most significant development impacting future distribution, the revised regulations allowing distributors to promote the products of either a single or a number of providers. We have consistently

stated the importance of positioning ourselves to be a natural partner for distributors and a strong contender for positions on their panels. The success of this strategy has been reflected in the extent of our inclusion on these panels. In 2004 we secured panel positions with a number of distributors including Millfield Group, THINC Destini, St James's Place, Bankhall, Sesame, and Lighthouse. We have been able to announce further distribution agreements this year, including Barclays and National Australia Bank, and a number of other agreements remain in negotiation.

Following the acquisition of Lombard, our presence in the international cross border market will be significantly enhanced and new channels of distribution have now become available. Lombard has very good relationships with some 50 private banks, family offices and specialist IFAs across a number of European countries. The company intends to grow its business over the near future, primarily through developing these already-established relationships, as well as pursuing new distribution opportunities in Asia and South America; these will be pursued selectively and are likely to be partnership-led arrangements.

The geographical and customer segment reach of our combined international operations has been substantially extended as a result of the acquisition of Lombard, with new focus on the very wealthy, typically resulting in very large average case sizes. Lombard's new business APE increased 38% to £130 million in 2004. Total premium income was up 65%, with December recording the highest monthly level of business experienced by Lombard. Although boosted by a one-off surge from Germany, this is a strong performance with excellent growth achieved, particularly in Spain and Belgium. Switzerland and France also hold good growth opportunities in Europe, with Mexico and the Far East offering attractive potential.

Business Review - Asset Management

Despite the tough climate, our UK retail pro forma gross new business for collectives was 39% up on 2003 and net new business was some 138% ahead of 2003, reflecting an improvement in redemption levels. Significant retail activity took place in the first half of 2004 with a focus on the launch of two new multi-manager products in February.

Corporate bonds were also a key retail product area for F&C in 2004, reflecting both investor interest in income generating products and the strength and depth of the proposition which has been built on scale and team work.

A notable highlight of 2004 has been the recognition achieved for the excellent performance of the Stewardship range of ethical funds. The funds received significant attention during the year, aided by the 20th anniversary of the Stewardship Growth Fund and the appearance of the Stewardship Income Fund in the influential "White List Report" produced by Principal Investment Management. This rated the fund as one of the best equity income funds on a risk / return basis.

Another area of success has been the Venture Capital Trust (VCT) market where F& C operates under the Baronsmead brand. In the 2003/4 tax year, Baronsmead achieved the largest market share of any VCT provider and, despite competition from over thirty new launches, Baronsmead has continued to generate large market share in the 2004/5 tax year.

F&C has a dominant share of the investment trust regular savings scheme market and in 2004 celebrated the 20th anniversary of the F&C Private Investors Plan, the first such plan.

F&C has combined its experience as a manager of closed-end investments with the strong performance of F&C Property Asset Management as an investor in commercial property. In May 2004, a £170 million listed property trust was successfully launched, ISIS Property Trust 2 Limited. Dealings in a third property trust, F&C Commercial Property Trust Limited, will commence in March 2005. With assets in the region of £1 billion, provided largely by Friends Provident, this is the largest launch of its kind in the UK.

The three key markets for European wholesale business are Portugal (where F&C sub-advise the mutual funds of Millennium BCP), the Netherlands (where F&C

sub-advise the Achmea's mutual funds and unit linked products) and Germany where F&C distributes its SICAV funds.

Additionally, F&C also manages assets for Millennium BCP's unit-linked products as part of its contract to manage their insurance assets. Friends Provident has longstanding relationships with both Millennium BCP and Achmea. Funds under management for these wholesale relationships grew marginally over 2004 from €8.3 billion to €8.4 billion. The Portugese unit-linked business grew from €3.7 billion to €4.3 billion over the same period.

Through F&C, we now have leading positions in two key segments in the European institutional marketplace. The first is in managing assets for insurance companies; the second is in managing assets for pension funds. Both areas have expanded as a result of the merger.

There continues to be increasing interest in 'alternative' investments. In the broadest sense this includes both private equity and hedge funds and, under some definitions, commercial property. Although ISIS had a strong private equity (and commercial property) presence, the business did not have any hedge fund capability. As a result of the merger F&C now has strength in each of these high margin product areas.

The merger of ISIS Asset Management and F&C Asset Management was the largest transaction in the global asset management industry in 2004 as well as the most significant in the UK for many years. Ahead of the transaction an integration timetable was issued to shareholders. The integration project has a dedicated team and all the separate work streams covering the different aspects of integration will complete their goals during 2005.

All London-based staff transferred to the new headquarters before the end of December, with the exception of those who are part of the operational outsourcing arrangement with Mellon that was announced on 16 November 2004. They are due to move to the Mellon offices later this year.

Following our decision to adopt the F&C corporate name a project was initiated during the latter part of 2004 to develop a brand proposition that would include a clear statement of F&C's corporate vision, mission and values. This exercise involved both internal and external consultation; it has now been finalised and will provide the basis for future activities aimed at building the F&C reputation.

Considerable progress has already been made in raising the profile of the F&C brand. At the end of January 2005 a new advertising campaign was launched focusing on a solutions-driven approach. Alongside this the profile of the business continues to be raised through high levels of press activity.

Friends Provident plc Dividend

Subject to shareholders' approval, the Board has recommended a final dividend of 5.0 pence per share which, if approved, would bring the total dividend for 2004 to 7.55 pence per share. This would be covered 1.5 times and would represent a 2.0% increase over the 2003 total dividend of 7.4 pence per share. We have been able to increase the dividend each year since our listing in 2001 and it remains our intention to continue annual increases going forward.

Financial Review

As in the past we report our results on two bases: achieved profit and modified statutory solvency (MSS).

The achieved profit basis has been developed by the ABI. We believe it provides a more representative reflection of the performance of long-term business that fully recognises the shareholders' interest in the in-force portfolio.

The MSS basis is required under legislation for reporting long-term insurance business results. It is an extension of the statutory requirement designed to demonstrate solvency. We will adopt the International Financial Reporting Standards ("IFRS") basis of reporting from the interim results 2005. IFRS will replace the MSS basis of reporting.

December

	2004	2003
	£m	£m
With Profits Fund with profits business	7	13
Other life business	109	68
Longer term investment return	85	87
Asset Management operating profit	40	26
Other shareholder income less charges	(2)	(5)
Taxation (including the tax credit on the long-term business technical account)	78	71
Operating profit before amortisation of goodwill, operating exceptional items and tax	317	260
Operating profit on ordinary activities before tax	228	209

The contribution from pre-demutualisation with profits business (being the shareholders' share of the cost of bonuses) was £7 million and is likely to remain a modest contributor to Group profits as bonuses have continued to reduce.

The improved result in 2004 is attributable to a large number of sources of increased profit, including annual management charges on higher asset values, increased profits on a growing book of conventional life business, an increased contribution from F&C and a number of one-off items. These more than offset the adverse effect of the mortality basis change for annuity business announced in December 2004.

Other shareholder income less charges comprises the expected return on the net pension liability and corporate costs.

The balance on the long-term business technical account is net of tax incurred and the MSS rules require this balance to be grossed up at the appropriate rate of tax, being 30%, to arrive at the operating profit.

The endowment complaints provision was increased to £128 million at the end of 2004 (end 2003: £64m) with claims and costs paid in the year of £66 million (2003 £38m). The majority of complaints relate to with profits fund policies. Of the £130 million charge made in 2004, £14 million relates to pre-demutualisation unit linked policies, in which shareholders have a 60% interest, resulting in an operating exceptional charge of £8 million.

A review of some past sales by our direct sales force (which is now closed) is being undertaken. A provision of £22 million, of which £19 million is attributable to shareholders, has been established to cover the expected costs of the review and redress payments mainly in respect of inheritance tax planning policies. Both this provision and the endowment complaints provision could change as a result of future regulatory actions that cannot be reliably estimated.

The charge to shareholders has been offset by a release in the pensions mis-selling provision amounting to £13 million. Overall, the net charge to shareholders for the year amounts to £14 million.

Asset Management

Our 51% owned asset management operation, increased its contribution to consolidated Group operating profits from £26 million in 2003 to £40 million in 2004, following the merger with F&C in October. Before amortisation of goodwill, exceptional items and the cost of the Reinvestment Plan, F&C earnings per share increased 16% to 14.0 pence (2003: 12.0 pence) and the F&C operating margin was 36% compared with 33% in 2003. Funds under management were £125 billion at 31 December 2004 (2003: £63bn).

Dividend

The total dividend for 2004 of 7.55 pence per share (including the proposed final dividend of 5.0 pence per share) represents a comparative increase of 2.0%

over the 2003 dividend of 7.40 pence per share. The proposed dividend for the year is covered 1.5 times by operating profit of £225 million (before amortisation of goodwill and operating exceptional items, after tax attributable to equity shareholders).

Operating Expenses

Cost control remains a key area of focus and we continue to introduce a number of initiatives to enhance the cost efficiency of the Group.

We have restructured our appointed representative business to focus on protection and mortgage related products, which, combined with the cost savings realised in connection with the closure of our direct sales force in 2003, amount to total cost savings of £21 million p.a.

Acquisition expenses continue to benefit from the efficiencies gained through the increasing volumes of new business now being transacted online and the new business processing facility established in India last year. In 2004, 65% of investment portfolio bond business and virtually all of our group pensions business was transacted online. For protection business, this grew significantly to 52% from 38% in 2003.

The integration of ISIS and F&C is progressing well and we continue to forecast £33 million of cost savings by the first half of 2006, predominantly through reduction in headcount, reduced costs of premises and integration/outsourcing of IT. We expect to deliver about two thirds of this reduction in 2005. One-off costs of the integration are forecast to be of the order of £50 million.

We expect to continue to maintain our UK life & pensions operating expenses, excluding commission, at a broadly stable level while continuing to expand our business.

Shareholders' Funds

Pro forma embedded value For the year ended 31 December 2004	2004 £bn	2003 £bn
Shareholders' funds	3.2	2.8
Represented by Group embedded value, comprising:		
Shareholders' invested net assets	1.0	1.2
Value of in-force Life & Pensions business	1.6	1.3
Market value of Asset Management business	0.6	0.3

The embedded value on a pro-forma basis, after accruing for payment of the proposed final dividend, was up 17% compared with 31 December 2003 due to a strong achieved profit result and an increase in the market value of F&C.

In connection with the acquisition of F&C, the group raised £229 million after expenses through the issue of 172 million new shares in July 2004 and issued 92 million shares to Eureko B.V. in October 2004 as part of the purchase consideration.

At the end of 2003 we took account of the cost of capital notionally assumed to be backing our Risk Capital Margin. This cost arises from the use of lower future investment return assumptions than the risk discount rate on the capital notionally assumed to be backing the Risk Capital Margin. This cost of lock-in has been reduced to £27 million (2003: £39m) as a result of improved Risk Capital Margin coverage from within the with profits fund.

Over the course of 2004 the value of our in-force business increased by £261 million to over £1.6 billion. Over the same period our shareholder invested net assets, which are the best indication of our net cash position, reduced by £152 million to £1.0 billion after the cost of our dividend of £152m. After allowing for the investment return achieved in the year of £92 million, the dividend from F&C and exceptional items, the net operating strain was approximately £80 million (2003: £70m).

In December 2004, we completed the securitisation of a defined book of pre-demutualisation business, raising £380 million of cash. A transfer of 60% of the benefit will be made to shareholders' funds to finance the continued growth in our business. This has been treated as group borrowings on both an achieved profit and an MSS basis. Although this has added to group borrowings, it is non-recourse financing and consequently has been supportive of our credit ratings.

The group's long-term borrowings net of capitalised issue costs have increased to £1,175m at 31 December 2004 (2003: £797m). These borrowings consist of:

	Coupon %	2004 £m	2003 £m
Undated Subordinated Guaranteed Bonds	9.125	215	215
Convertible Bonds due 2007	5.25	290	290
Step-up Tier One Insurance Capital Securities	6.875	300	300
Securitisation Notes - A1 due 2016	3 month LIBOR + 0.20	280	-
- A2 due 2019	3 month LIBOR + 0.23	100	-
Net Capitalised Issue Costs		(10)	(8)
Total		1,175	797

The interest charge attributable to shareholders amounted to £60 million, up from £41m in 2003 following our Tier One capital issue in November 2003.

At 31 December 2004 the shareholders' invested net assets were invested broadly in a mix of 73% equities and 27% fixed income securities and cash before allowing for the proposed dividend.

Embedded value per share on a pro-forma basis at the end of 2004 was up to 166 pence (2003: 160 pence) after the total dividend for the year of 7.55 pence.

Financial Strength

Friends Provident remains financially strong and our financial standing has been further improved in 2004.

The FSA published the Integrated Prudential Sourcebook at the end of 2004. This is the culmination of three years of work between the FSA and leading life and pensions companies. It includes the new regulatory reporting framework that has been formally introduced at the end of 2004 for with profits business.

Realistic Solvency

We continue to manage FPLP's with profits business on the basis of our realistic balance sheet (RBS). As per the position at 31 December 2003, the FPLP with profits assets exceed the liabilities, including the cost of guaranteed benefits and options calculated on a market consistent basis. Surplus assets increased by £50 million to £131 million at the end of 2004.

One of the important features of the RBS is its resilience in the event of falls or rises in investment markets. In large measure this is due to actions we have taken to hedge the provisions made to cover the cost of guarantees and options.

In addition to calculating assets and liabilities on a realistic basis, we are required to hold a Risk Capital Margin (RCM). The RCM is assessed by stress testing elements of the basis. To the extent we have hedged option and guarantee costs, this will be reflected in a smaller RCM requirement. The RCM at 31 December 2004 was £279 million (£308m at 30 June 2004 and £216m at end of 2003, using different stress tests). The element of the RCM covered from within the with profits fund has increased to £131 million from £81 million in 2003. It remains our intention over time to have the major part of the RCM met from within the with profits fund.

If the RCM is compared to FPLP's total available capital of £1,756 million, we are covered over 6 times. Available capital consists of FPLP shareholder assets,

the surplus in the non profit fund of FPLP, 50% of the embedded value profits arising in the non profit fund of FPLP of £205 million less the capital requirements of the non profit fund.

Regulatory Solvency

As FPLP now reports under the realistic basis, new regulatory valuation rules apply. These focus solely on the adequacy of resources to meet existing guaranteed benefits. An explicit resilience capital requirement is held in addition to test capital adequacy in stressed investment conditions.

The results of the regulatory and realistic basis calculations are then compared after applying stress tests to each and the more onerous requirement is applied. For FPLP the more onerous requirement is currently that calculated on a regulatory basis.

The changes to the regulatory capital calculation in 2004 have had the effect of increasing the regulatory free capital by about £238 million. These changes have not impacted the MSS profit but have improved the fund for future appropriations.

We have significantly strengthened the assumptions that we make about future improvements in annuitant mortality. Our valuation basis now assumes improvements will be the average of medium cohort and long cohort for males and 75% of this average improvement rate for females.

We concluded the securitisation of a defined book of pre-demutualisation business in December 2004. As a result, we have terminated our stop loss reinsurance agreement (2003 £300m) and reduced the implicit item to £110 million (2003 £400m). This has resulted in an improvement in the quality of our regulatory capital.

As a result of the above, the Free Asset Ratio for FPLP is estimated to have increased to 12.2% at the end of 2004 (end 2003 10.1%) and available assets have increased by £366 million to £2,281 million.

Group Life and Pensions Capital Position

The FRS 27 supplementary information to this preliminary results announcement contains a detailed description of the capital position for the life and pensions business of the group prepared under forthcoming new accounting rules contained in FRS27. This shows that the total available capital resources at 31 December 2004 amounted to £2.0 billion, substantially in excess of the capital requirement of £0.8 billion. The group capital position statement shows that the bulk of the group's capital is held outside the with profits funds and, consequently, can be deployed around the Group with a high degree of flexibility.

Group Solvency

The FSA has implemented the provisions of the Insurance Groups Directive in the Integrated Prudential Sourcebook, which came into effect in December 2004. Our group solvency capital requirement at the end of 2004 was well covered by our available group capital resources.

Individual Capital Assessment (ICA)

Over the past 2 years we have developed an economic capital model which has helped our drive for improved capital efficiency. This model will form the basis for the FSA to agree the economic capital requirement for each individual company based on an assessment of its own risk profile (ie the ICA). At the end of 2004, we were one of a few companies to choose to take part in the ICA pilot exercise with the FSA. This has reinforced our comfort with our methodology and the FSA process.

With Profits Investments

The proportion of equities and property backing the FPLP with profits fund asset shares (the EBR) is substantially unchanged at 48% (2003: 46%). We continue to

actively manage the investment of the guarantee provisions within the fund with a view to minimising risk to policyholders and shareholders. The investment return achieved by the with profits fund in 2004 was 10.7%.

Credit Ratings

The financial strength credit rating of FPLP from Standard & Poor's is A+ (strong) with a stable outlook and from Moody's is A2 (strong) with a stable outlook.

Financial Risk Reduction

Life and Pensions Business

We have a number of financial guarantees on with profits policies, the value of which varies depending on the level of equity markets. We have purchased long-term put options and sold some equity futures to lessen the impact of equity falls and increases in equity volatility on the cost of such guarantees.

In respect of our guaranteed annuity options we have entered into a number of Sterling interest rates swaps and purchased Sterling swaptions that protect us against falls in interest rates.

The conventional assets that back our PHI liabilities are closely matched but leave us with some vulnerability to changes in interest rates at certain terms. In order to mitigate this, we have invested in a series of carefully chosen interest rate swaps whose cash flows match the nature and term of cash flows arising from the liabilities more closely.

Staff Pension Fund

A high proportion of our pension liabilities are either linked to price inflation or to earnings growth, which has a strong correlation with price inflation. The assets backing these liabilities do not have a significant inflation link and there is a risk that the gap between future interest rates and future inflation rates narrows. This could result in the assets becoming insufficient to meet the liabilities. We have hedged against this risk using inflation swaps, which protect us against falls in real yields.

Lombard International

On 11 January 2005 we completed the acquisition of Lombard. The initial payment for this acquisition was €265 million, settled principally from the issue of 113 million new Friends Provident shares. Variable payments are to be made in respect of each of the trading years 2004, 2005 and 2006 (payable in April the following year). The first variable payment is due in April 2005, and this is likely to be equal to the maximum payment of €90 million. We expect to settle this payment by issuing additional Friends Provident shares.

The achieved profit result highlights for Lombard in 2004 were as follows:

Lombard 2004 Achieved Profit Highlights	£m
Contribution from new business	41
New business margin	32%
Operating assumption changes	(26)
Achieved operating profit before tax	29
Embedded value at 31 December 2004	141

The Luxembourg GAAP Statutory Pre-Tax Profit for 2004 was £3.5 million.

The contribution from new business was up 32% on the previous year as a result of strong growth in new business. The margin reduced slightly to 32% (2003: 33%). Future growth is likely to come mainly from the private bank and family office distribution channels, leading to a continued increase in the average size of policy sold. We expect good growth in the overall contribution from new business. The operating assumption change results mainly from a strengthening of lapse rate assumptions.

Risk Framework and Process

We have taken further steps to develop our risk governance structure, which is described within the Corporate Governance Report of the Report and Accounts. As explained there, our risk processes have been enhanced to facilitate the effective identification, assessment and management of risk, with appropriate risk management approaches applied to the different sources of risk.

Strategic risks to which the Group is exposed include actions by competitors, distributors, customers, governments and regulators that could impact on our strategy. These are managed through the active consideration of risk as part of our business planning process and in new strategic ventures (for example, in our investment activity and strategic partnerships).

The financial risks to which the Group is exposed comprise market, credit, liquidity and insurance risk (including mortality, morbidity, expense and lapse risks). For each of these classes of risk, we have developed a risk policy that provides an effective control framework for the management of financial risk whilst helping the business to achieve its objectives. This risk policy reflects the risk appetite defined by the Board.

Operational risks include the risk of failure of people, processes and systems, as well as external events. During 2004, we have designed and implemented a new operational risk process and system which establishes clear ownership of risk within business operations, whilst providing an active focus on control effectiveness and improvement, and facilitating central analysis and reporting of risk.

Economic Capital

The Group has continued to develop and refine its economic capital model. Results from the model continue to provide input to our business decisions concerning the management of risk and capital around the group. The model will also form the basis of our Individual Capital Assessment submission to the FSA. The setting of risk appetite and the development of our economic capital model have informed a number of financial risk strategies which have been undertaken to reduce risk and improve capital efficiency.

Planning and Reporting

The overall financial position of the Group's businesses is monitored through regular reports to the Group Board from the Group Finance Director. This includes reviewing the Group's profitability, embedded value, cashflow and balance sheet position, including capital adequacy. There is a comprehensive business planning and monitoring process for measuring progress against budget. The Actuarial Function Holder and With Profits Actuary report on specific actuarial matters relating to the long term insurance business, including reports on regulatory valuations, bonus recommendations, realistic balance sheet and financial condition.

Conclusion

Our 2004 results represent a year of strong profit growth and earnings diversification; tight expense control; continued reduction in risk, improved cash generation and generating capabilities; and a further strengthening of our balance sheet. We thus remain confident of continued growth in shareholder value.

Contents

- basic	14.0p	11.3p
- diluted	14.0p	11.2p
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders	12.9p	10.4p
Dividend per share - interim	2.55p	2.50p
- final	5.00p	4.90p
- total	7.55p	7.40p

Consolidated statement of total recognised gains and losses on an achieved profit basis
For the year ended 31 December 2004

	2004 £m	2003 £m
Profit after tax attributable to equity shareholders	254	194
Pension scheme (losses)/gains	(7)	27
Deferred taxation on pension scheme (losses)/gains	2	(8)
Profit on deemed disposal of share in Asset Management business	47	-
Foreign exchange gains and other movements	4	-
Total recognised gains arising in the year	300	213

Life & Pensions achieved profit
For the year ended 31 December 2004

	Notes	2004 £m	2003 £m
Contribution from new business	2a	83	80
Cost of solvency capital and pension service charge		(21)	(19)
Contribution from new business attributable to shareholders (after the cost of solvency capital and pension service charge)	2a	62	61
Profit from existing business	2b		
- expected return		158	134
- experience variances		2	(23)
- operating assumption changes		(9)	(11)
Development costs	2c	(15)	(23)
Expected return on shareholders' net assets within the Life & Pensions business	4b	122	110
Life & Pensions achieved operating profit before operating exceptional items and tax		320	248
Operating exceptional items	5	(33)	(10)
Life & Pensions achieved operating profit before tax		287	238
Investment return variances		197	140
Effect of economic assumption changes	6	(94)	(82)
Life & Pensions achieved profit before tax		390	296
Attributed tax charge		(117)	(88)
Life & Pensions achieved profit after tax		273	208

Summary balance sheet on an achieved profit basis
At 31 December 2004

	2004 £m	2003 As restated (i) £m
Life & Pensions - long-term funds	629	773
Life & Pensions - shareholder funds	654	662
Life & Pensions net assets (ii)	1,283	1,435
Corporate net liabilities	(275)	(275)
Shareholders' invested net assets	1,008	1,160
Attributable net asset value of Asset Management business (including goodwill) (iii), (iv)	462	16
Net pension liability of FPPS (iv)	(4)	(3)
Shareholders' net worth	1,466	1,173
Value of in-force Life & Pensions business	1,613	1,352
Shareholders' net assets on an achieved profit basis	3,079	2,525
Called up share capital	199	172
Share premium account	1,799	1,446
Achieved profit reserves	1,081	907
Shareholders' funds on an achieved profit basis	3,079	2,525

(i) The attributable net asset value of Asset Management business as at 31 December 2003 has been restated in respect of the carrying value of goodwill.

(ii) Unencumbered capital, which is defined as Life & Pensions net assets less solvency margin requirements in respect of business written in non profit funds less any statutory deficit in the FPLP With Profits Fund, amounted to £1,090m (31 December 2003: £1,291m).

(iii) The attributable net asset value of Asset Management business includes goodwill of £515m at 31 December 2004 (31 December 2003: £126m).

(iv) The attributable net asset value of Asset Management business includes the value of the net pension liability of that business on a Financial Reporting Standard 17 (Retirement benefits) ("FRS 17") basis and is net of related deferred taxation. The net pension liability of Friends Provident Pension Scheme ("FPPS") is stated on a FRS17 basis and is net of related deferred taxation.

Reconciliation of movements in shareholders' funds on an achieved profit basis

For the year ended 31 December 2004

	2004 £m	2003 Restated (i) £m
Consolidated recognised gains arising in the period including Life & Pensions business on an achieved profit basis	300	213
Fair value adjustment to Asset Management goodwill, net of minority interests	-	(6)
Adjustment in respect of intra-group goodwill	26	-
Dividend	(152)	(127)
Increase in achieved profit reserves in the period	174	80

of holding the minimum statutory solvency margin.

Shareholders' funds on an achieved profit basis for the Friends Provident Group consists of the following:

(i) Life & Pensions net assets;

(ii) the Group's share of its investment in the Asset Management business valued on a modified statutory solvency basis;

(iii) corporate net liabilities;

(iv) the net pension liability of FPPS on an FRS17 basis (net of deferred tax); and

(vi) the present value of the future profits attributable to shareholders from existing policies of the Life & Pensions business.

In addition, a pro forma embedded value has been reported showing shareholders' funds on an achieved profit basis adjusted to include the Asset Management listed subsidiary at market value.

2. Life & Pensions achieved operating profit

a. Contribution from new business

The contribution from new business for the year ended 31 December 2004 is calculated using economic assumptions at the beginning of the year. The contribution from new business (before the cost of solvency capital and pension service charge) using end of period economic assumptions amounted to £84 million for the year ended 31 December 2004.

The contribution from new Life & Pensions business before tax is calculated by grossing up the contribution from new Life & Pensions business after tax at the full standard rate of corporation tax.

In respect of stakeholder style pension business, where a regular pattern in the receipt of premiums has been established, the business has been treated as regular premium business.

b. Profit from existing business

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force with profit business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The proportion of surplus allocated to shareholders on conventional with profit business has been assumed to be 10%.

c. Development costs

Development costs represent investment in developing advanced electronic trading systems, e-commerce related activities and service automation and improvement.

3. Asset Management

Asset Management is treated as a separate business segment and thus the profit on investment management fees charged to the Life & Pensions business, approximately £11 million for the year ended 31 December 2004, is included

within Asset Management operating profit (2003: approximately £7m).

4. Expected return on shareholders' net assets

a. Expected return on corporate net assets

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the Asset Management business which are shown separately in the summary consolidated profit and loss account.

b. Expected return on shareholders' net assets within the Life & Pensions business

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

5. Operating exceptional items

Operating exceptional items borne by shareholders are:

	2004 £m	2003 £m
Closure of Direct Sales operation (i) (v)	2	14
Life & Pensions integration costs (ii) (v)	9	9
Provision/(release of provision) for misselling/ complaints (iii) (v)	14	(14)
Asset Management integration costs (iv)	19	12
Gross up for shareholder tax (v)	8	1
	52	22

(i) The charge of £2m for 2004 represents the expenses relating to the reorganisation of the Appointed Representatives sales channel. Expenses in 2003 relate to the closure of the direct sales operation (First Call).

(ii) Operating exceptional costs of £9m (2003: £7m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited in August 2002.

(iii) A total of £30m (2003: £6m) has been charged in respect of the cost to shareholders of mortgage endowment complaints and historic business reviews. This is off-set by a credit of £16m (2003: £20m) in respect of the review conducted into pension transfers and opt-outs.

(iv) Asset Management integration costs include £18m (2003: £nil) which were incurred in integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited. 2003 costs of £12m relate to the acquisition of Royal & SunAlliance Investments in 2002.

(v) Included within Life and Pensions operating exceptional items totalling £33m.

6. Effect of economic assumption changes

The effect of economic assumption changes reflect the impact of changes in the expected level of future investment returns, asset mix, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

7. Earnings per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before

amortisation of goodwill and operating exceptional items, after tax, and on the profit after tax attributable to equity shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	2004 Earnings £m	2004 Per share pence	2003 Earnings £m	2003 Per share pence
Profit after tax attributable to equity shareholders	254	14.0	194	11.3
Investment return variances	(191)	(10.6)	(137)	(8.0)
Effect of economic assumption changes	94	5.2	82	4.8
Amortisation of Asset Management goodwill	25	1.4	17	1.0
Operating exceptional items	52	2.8	22	1.3
Tax charge on items excluded from operating profit before amortisation of goodwill and operating exceptional items	13	0.8	10	0.6
Minority interest in operating exceptional items, goodwill amortisation and tax	(13)	(0.7)	(9)	(0.6)
Operating profit before amortisation of goodwill and operating exceptional items, after tax attributable to equity shareholders	234	12.9	179	10.4
Weighted average number of shares for thefinancial year (millions)		1,808		1,722

b. Diluted earnings per share

	2004 Earnings £m	2004 Weighted average number of shares million	2004 Per share pence	2003 Earnings £m	2003 Weighted average number of shares million	2003 Per share pence
Profit after tax attributable to equity shareholders	254	1,808	14.0	194	1,722	11.3
Dilutive effect of options	-	11	-	-	7	(0.1)
Diluted earnings per share	254	1,819	14.0	194	1,729	11.2

8. Sensitivity analysis

The table below shows the contribution from new Life & Pensions business, before the cost of solvency capital and the pension service charge, before tax and the value of existing Life & Pensions business, assuming a 1% increase in the rate of investment return on equities and properties and, separately, a 1% increase in the risk discount rate (all other assumptions remaining unchanged):

	2004 £m	2003 £m
Contribution from new Life & Pensions business, before cost of solvency capital and pension service charge, before tax	83	80
After the impact of a 1% increase in investment returns on equities and properties	91	90
After the impact of a 1% increase in the risk discount rate	58	55
Value of existing Life & Pensions business	1,613	1,352
After the impact of a 1% increase in investment returns on equities and properties	1,651	1,394

After the impact of a 1% increase in the risk discount rate	1,488	1,233

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

9. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business.

	31 Dec 2004 %	31 Dec 2003 %	31 Dec 2002 %
Risk discount rate	7.1	7.3	7.0
Investment returns before tax:			
Fixed interest	4.1 - 5.2	4.8 - 5.5	4.5 - 5.5
Equities	7.1	7.3	7.0
Properties	7.1	7.3	7.0
Future expense inflation	3.9	3.9	3.3
Corporation tax rate	30	30	30

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force With Profit business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts (except for stakeholder style pensions in which case, if a regular pattern in the receipt of premiums is established, the business is treated as regular premium business) or for non-contractual increments on existing policies.

10. Contingent liabilities

Past sales

During 2004 there has been a considerable increase in the number of complaints received by the industry in respect of endowment policies. All such complaints received by the Group, and an estimate of complaints not yet received, have been provided for at the latest estimate of the likely cost of settling such complaints. In addition, a provision has been established for potential liabilities in respect of inheritance tax planning policies. Future regulatory actions or statements could change the estimated costs. The impact of such potential future actions cannot be estimated with reliability.

The FSA and other regulatory bodies may wish, in future, to examine the suitability of past sales of other products which could affect Friends Provident and the industry in general. The directors of FPLP also conduct ongoing reviews of such products. As a result, it is possible that additional unprovided liabilities could arise.

Provisions for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However, actual experience may differ from that assumed. Regulatory action, legal judgements, future economic conditions or other unforeseen events may impact ultimate settlements made.

VAT

In a current UK VAT Tribunal appeal, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this appeal were successful at the higher UK or European courts, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. At present, the directors of F&C Asset Management plc are not able to judge the likelihood that the VAT Tribunal appeal will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore, are not able to quantify the potential liability.

F&C acquisition

In December 2000, when Eureko B.V. acquired F&C Group (Holdings) Limited, approximately 73 per cent of the ordinary issued shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko B.V. was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that a third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could, as set out below, have a material adverse effect on the F&C Asset Management Group's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C Asset Management plc have been informed that Eureko B.V. has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko B.V.) to F&C Asset Management plc in respect of losses arising in relation to the lost share warrants to bearer in F& C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited) which is capped at approximately £432 million.

Summary consolidated profit and loss account on a modified statutory solvency basis
For the year ended 31 December 2004

	Note	2004 £m	2003 £m
Gross premiums written	2 a(i)	3,132	3,217
Balance on the long-term business technical account		168	129
Tax credit attributable to balance on long-term business technical account		72	55
Profit before tax from long-term business		240	184
Investment income		55	51
Unrealised gains on investments		11	40

Allocated investment return transferred from the long-term business technical account		31	43
Investment expenses and charges		(58)	(33)
Other income		115	77
Other charges, including value adjustments		(138)	(102)
Profit on ordinary activities before tax		256	260
Tax on profit on ordinary activities		(79)	(72)
Profit on ordinary activities after tax		177	188
Equity minority interests		2	4
Profit after tax attributable to equity shareholders		179	192
Dividend		(152)	(127)
Retained profit for the financial year transferred to reserves		27	65

	Note	2004	2003
Earnings per share	4		
Based on profit attributable to equity shareholders - basic		9.9p	11.2p
- diluted		9.8p	11.1p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		12.4p	10.4p
Dividend per share - interim		2.55p	2.50p
- final		5.00p	4.90p
- total		7.55p	7.40p

Consolidated statement of total recognised gains and losses on a modified statutory solvency basis
For the year ended 31 December 2004

	Note	2004 £m	2003 £m
Profit after tax attributable to equity Shareholders		179	192
Pension scheme (losses)/gains	6	(7)	27
Deferred taxation on pension scheme (losses)/gains		2	(8)
Profit on deemed disposal of share in Asset Management business		47	-
Foreign exchange gains & other movements		4	-
Total recognised gains arising in the year		225	211

Operating profit (based on longer-term investment return) before amortisation of goodwill, operating exceptional items and tax; and reconciliation to profit after tax attributable to equity shareholders on a modified statutory solvency basis
For the year ended 31 December 2004

	Note	2004 £m	2003 £m
Life & Pensions		277	234
Asset Management		40	26

	Note		
Operating profit before amortisation of goodwill, operating exceptional items and tax		317	260
Operating exceptional items	3	(52)	(21)
Amortisation of goodwill		(37)	(30)
Operating profit on ordinary activities before tax		228	209
Short term fluctuations in investment return		28	51
Profit on ordinary activities before tax		256	260
Tax on operating profit before amortisation of goodwill and operating exceptional items		(81)	(76)
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		2	4
Equity minority interests		2	4
Profit after tax attributable to equity shareholders		179	192

Operating profit (based on longer-term investment return) on ordinary activities before tax
For the year ended 31 December 2004

	2004 £m	2003 £m
Life & Pensions	231	212
Asset Management	(3)	(3)
Operating profit on ordinary activities before tax	228	209

Summary consolidated balance sheet on a modified statutory solvency basis
At 31 December 2004

	Note	2004 £m	2
Assets			
Intangible assets		757	
Investments		21,087	20,
Present value of acquired in-force business		145	
Assets held to cover linked liabilities		13,024	11,
Reinsurers' share of technical provisions		112	
Debtors and other assets		540	
Prepayments and accrued income		1,331	1,
Total assets		36,996	33,
Liabilities			
Equity shareholders' funds		2,444	1,
Equity minority interests		17	
Subordinated liabilities		521	
Fund for future appropriations		935	
Technical provisions including linked liabilities		31,638	29,
Provisions for other risks and charges		152	
Creditors, accruals and deferred income		1,272	
Net pension liability	6	17	
Total liabilities including net pension liability		36,996	33,

Summary consolidated cash flow statement on a modified statutory solvency basis
For the year ended 31 December 2004

	2004 £m	2003 £m
Net cash outflow from operating activities	(19)	(140)
Returns on investments and servicing of finance	(14)	(7)
Corporation tax	(24)	3
Capital expenditure and financial investment	(397)	(13)
Acquisitions and disposals	(143)	(109)
Equity dividends paid	(134)	(126)
Financing	635	301
Net cash outflow in the year	(96)	(91)
The net cash outflow was applied/invested as follows:		
Net portfolio investments	(193)	(105)
Increase in cash holdings	97	14
Net application of cash flows in the year	(96)	(91)

In accordance with Financial Reporting Standard 1 (Cash flow statements), this statement shows only the cash flows of shareholders' funds.

Notes to the modified statutory solvency results

1. Modified statutory solvency results

The MSS results constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are extracted from the Company's financial statements for the year ended 31 December 2004. The financial statements include the auditors unqualified report and do not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985. These results have been approved by the Board on 17 March 2005.

2. Segmental information

The directors consider that the Group has two material business segments, Life & Pensions and Asset Management.

a. Business segment information

(i) Turnover

Life & Pensions

Gross premiums written by type	2004 £m	*2003 £m
Life		
Protection	185	159
Savings and investment	1,427	1,374
Pensions		
Individual pensions	480	536
Group pensions	685	772
Annuities	280	294
Total Life & Pensions	3,057	3,135
Managed pension fund business	75	82
Total	3,132	3,217

*In the 31 December 2003 annual financial statements a tranche of business was incorrectly classified as Protection rather than Savings and Investment. This has been corrected in the table above to enable comparison with 31 December 2004. There is no impact on total gross premiums written.

Open ended products - third party	165	65
Investment Trusts	(72)	93
Venture Capital Trusts	(19)	13
Limited Partnerships	(1)	7
Total Asset Management	(3,159)	(2,179)

The net outflow of funds has partly arisen from a high proportion of insurance assets, and the high level of redemptions from some of these in recent years. The size of funds under management has nevertheless increased from £63bn at 31 December 2003 (£120bn based on pro-forma numbers representing the combination of ISIS and F&C) to £125bn at 31 December 2004.

"Life and pensions" includes assets invested by the Life & Pensions business of the Group.
Changes in "Life and pensions" can reflect balance sheet or corporate actions as well as underlying business flows.

b. Geographical segmental information

(i) Turnover

Life & Pensions gross premiums	2004 £m	2003 £m
Source		
United Kingdom	2,680	2,738
Rest of World	377	397
	3,057	3,135
Destination		
United Kingdom	2,710	2,758
Rest of World	347	377
	3,057	3,135

Asset Management turnover	2004 £m	2003 £m
Source		
United Kingdom	141	111
Rest of World	12	-
	153	111
Destination		
United Kingdom	128	109
Rest of World	25	2
	153	111

The Asset Management turnover analysed above contains both turnover derived from external customers and turnover derived from the Life & Pensions segment.

(ii) Life & Pensions new business

	Regular premiums		Single premiums	
	2004 £m	2003 £m	2004 £m	2003 £m
Source				
United Kingdom	229	220	1,365	1,441
Rest of World	45	38	236	267
	274	258	1,601	1,708

Destination				
United Kingdom	225	217	1,418	1,485
Rest of World	49	41	183	223
	274	258	1,601	1,708

3. Operating exceptional items

Operating exceptional items borne by shareholders are:

	2004 £m	2003 £m
Closure of Direct Sales operation (i)	2	14
Life & Pensions integration costs (ii)	9	9
Provision/(release of provision) for misselling/complaints (iii)	14	(14)
Asset Management integration costs (iv)	19	12
Gross up for shareholder tax	8	-
	52	21

(i) The charge of £2m for 2004 represents the expenses relating to the reorganisation of the Appointed Representatives sales channel. Expenses in 2003 relate to the closure of the direct sales operation (First Call). This has been charged to net operating expenses.

(ii) Operating exceptional costs of £9m (2003: £7m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited in August 2002 with £3m (2003: £2m) of this shown within net operating expenses and £6m (2003: £5m) shown within other charges.

(iii) A total of £30m (2003: £6m) has been charged to net operating expenses in respect of the cost to shareholders of mortgage endowment complaints and historic business reviews. This is offset by a credit of £16m (2003: £20m) in respect of the review conducted into pension transfers and opt-outs.

(iv) Asset Management integration costs include £18m (2003: £nil) which were incurred in integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited and are included in other charges. 2003 costs of £12m relate to the acquisition of Royal & SunAlliance Investments in 2002.

4. Earnings per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill, operating exceptional items, after tax, and on the profit after tax attributable to equity shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	2004 Earnings £m	2004 Per share pence	2003 Earnings £m	2003 Per share Pence
Profit after tax attributable to equity shareholders	179	9.9	192	11.2
Short term fluctuations in investment return	(28)	(1.5)	(51)	(3.0
Amortisation of goodwill	37	2.0	30	1.7
Operating exceptional items	52	2.8	21	1.2
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	(2)	(0.1)	(4)	(0.2

Minority interest in operating exceptional items, goodwill amortisation and tax	(13)	(0.7)	(9)	(0.5)
Operating profit before amortisation of goodwill and operating exceptional items, after tax attributable to equity shareholders	225	12.4	179	10.4
Weighted average number of shares for the financial year (millions)	1,808		1,722	

b. Diluted earnings per share

	2004 Earnings £m	2004 Weighted average number of shares million	2004 Per share pence	2003 Earnings £m	2003 Weighted average number of shares million	2003 Per share pence
Profit after tax attributable to equity shareholders	179	1,808	9.9	192	1,722	11.2
Dilutive effect of options	-	11	(0.1)	-	7	(0.1)
Diluted earnings per share	179	1,819	9.8	192	1,729	11.1

5. Longer-term investment return

The longer-term investment return is calculated in respect of equity, property and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements.

The longer term rate of return is determined by considering a number of factors including historic and predicted investment returns. The rate is not expected to change on an annual basis.

a. The directors have determined the longer-term rates of investment return to be as follows:

	2004	2003
Equities and properties	7.50%	7.50%
Government fixed interest	5.00%	5.00%
Other fixed interest	5.75%	5.75%

b. Sensitivity of longer-term investment returns

	2004 £m	2003 £m
Longer-term return	85	87
After the impact of a 1% increase in the longer-term rates of investment return	97	100
After the impact of a 1% decrease in the longer-term rates of investment return	72	74

c. Comparison of longer-term and actual investment return

	9 July 2001 to 31 December 2004 £m

Actual return attributable to shareholders	(48)
Less: longer-term return	319
Cumulative deficit of actual returns over longer-term returns	(367)

6. Staff pension schemes

(i) The details of the Group's principal defined benefit scheme, the Friends Provident Pension Scheme ("FPPS"), to which the majority of the Group's Life & Pension employees belong are given below. There are in addition various schemes operated by F&C Asset Management plc which are closed to new entrants. The group also operates two defined contribution schemes, one operated by F&C Asset Management plc and the other by Friends Provident International Ltd.

Details of the schemes operated by F&C Asset Management plc are contained in its preliminary announcement and report and accounts.

FPPS is a UK defined benefit scheme and its assets are administered by a subsidiary undertaking of F&C Asset Management plc. Contributions to the Scheme recommenced in January 2004. The employee contributions were 1% of pensionable salary from January 2004 rising to 2% from January 2005, and will increase to 3% from January 2006, to be reviewed thereafter for subsequent years (subject to a maximum of 5%). Employer contributions recommenced at 13% of pensionable salaries from January 2004, increasing to 14% from January 2005 and rising to 15% from January 2006, and similarly to be reviewed thereafter for subsequent years.

Details of the latest valuation for the FPPS are given below:

	FPPS
Date of last valuation	30 September 2004
Method of valuation	Projected Unit
Scheme Actuary	Towers Perrin
Market value of assets at last valuation date	£636m
Level of funding	91%

The full actuarial valuation was updated to 31 December 2004 by the Scheme Actuary and restated on a FRS 17 basis.

The major assumptions used by the Actuary were:

	31 Dec 2004	31 Dec 2003	31 Dec 2002
Inflation assumption	2.90%	2.50%	2.00%
Rate of increase in salaries	*3.50%	*3.00%	*3.50%
Rate of increase in pensions in payment	2.75%	2.50%	2.00%
Discount rate	5.50%	5.50%	5.50%

* Plus allowance for salary scale increases.

(ii) The assets in FPPS and the expected annual rate of return were:

	Expected rate of return			Value		
	31 Dec 2004	31 Dec 2003	31 Dec 2002	31 Dec 2004 £m	31 Dec 2003 £m	31 Dec 2002 £m
Fixed interest bonds	5.25%	5.25%	5.00%	95	52	46
Index-linked bonds	5.00%	5.00%	4.75%	96	36	39
Equities	7.10%	7.30%	7.50%	415	503	424
Derivatives	-	-	-	71	4	-
Cash	4.00%	4.00%	4.00%	23	9	18

Total market

value of assets				700	604	527
Present value of scheme liabilities				(706)	(609)	(547)
Deficit in the scheme				(6)	(5)	(20)
Related deferred tax asset				2	2	6
Net pension liability: FPPS				(4)	(3)	(14)
F&C schemes				(13)	(5)	(6)
Net pension liability				(17)	(8)	(20)

(iii) Analysis of the amount charged to operating profit

	2004 £m	2003 £m
Current service cost: FPPS	16	16
F&C schemes	1	1
Total operating charge	17	17

(iv) Analysis of the amount credited to investment income

	2004 £m	2003 £m
Expected return on pension scheme assets	41	36
Interest on pension scheme liabilities	(33)	(31)
Expected return on net pension liability: FPPS	8	5
F&C schemes	-	-
Expected return on net pension liability	8	5

The expected return on net pension scheme liability is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year end.

(v) Analysis of the amount recognised in statement of total recognised gains and losses ("STRGL")

	2004 £m	2003 £m
Actual return less expected return on pension scheme assets	64	61
Experience losses arising on the scheme liabilities	(8)	(11)
Changes in assumptions underlying the present value of the scheme liabilities	(61)	(24)
Actuarial (loss)/gain recognised in STRGL: FPPS	(5)	26
F&C schemes	(2)	1
Total actuarial (loss)/gain recognised in STRGL	(7)	27

(vi) Movement in surplus during the year

	2004 £m	2003 £m
Deficit in schemes at beginning of the year:		
- FPPS	(5)	(20)
- F&C schemes	(8)	(8)

	(13)	(28)
Movement in year:		
Total operating charge	(17)	(17)
Employers and employees contributions	12	-
Expected return on net pension liability	8	5
Deficit on acquisition net of deferred tax (i)	(7)	-
Actuarial (loss)/gain	(7)	27
	(11)	15
Deficit in schemes at end of the year:		
- FPPS	(6)	(5)
- F&C schemes	(18)	(8)
	(24)	(13)

(i) Adjustment for the fair value of scheme deficits on acquisition of F&C Group (Holdings) Limited

7. Reconciliation of movements in consolidated equity shareholders' funds

For the year ended 31 December 2004

	2004 £m	2003 £m
Total recognised gains arising in the year	225	211
Adjustment in respect of intra-group goodwill	26	-
Issue of shares	365	-
Movement in respect of unclaimed shares issued on demutualisation	15	-
Dividend	(152)	(127)
Net additions to shareholders' funds	479	84
Shareholders' funds at beginning of year	1,965	1,881
Shareholders' funds at end of year	2,444	1,965

8. Contingent liabilities

Past sales

During 2004 there has been a considerable increase in the number of complaints received by the industry in respect of endowment policies. All such complaints received by the Group, and an estimate of complaints not yet received, have been provided for at the latest estimate of the likely cost of settling such complaints. In addition, a provision has been established for potential liabilities in respect of inheritance tax planning policies. Future regulatory actions or statements could change the estimated costs. The impact of such potential future actions cannot be estimated with reliability.

The FSA and other regulatory bodies may wish, in future, to examine the suitability of past sales of other products which could affect Friends Provident and the industry in general. The directors of FPLP also conduct ongoing reviews of such products. As a result, it is possible that additional unprovided liabilities could arise.

Provisions for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However, actual experience may differ from that assumed. Regulatory action, legal

judgements, future economic conditions or other unforeseen events may impact ultimate settlements made.

VAT

In a current UK VAT Tribunal appeal, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this appeal were successful at the higher UK or European courts, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. At present, the directors of F&C Asset Management plc are not able to judge the likelihood that the VAT Tribunal appeal will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore, are not able to quantify the potential liability.

F&C acquisition

In December 2000, when Eureko B.V. acquired F&C Group (Holdings) Limited, approximately 73 per cent of the ordinary issued shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko B.V. was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that a third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could, as set out below, have a material adverse effect on the F&C Asset Management Group's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C Asset Management plc have been informed that Eureko B.V. has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko B.V.) to F&C Asset Management plc in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited) which is capped at approximately £432 million.

Realistic Balance Sheet (RBS) supplementary information
Realistic balance sheet (FPLP with profits business)
At 31 December 2004

	2004	2003
	£m	£m
Total regulatory assets	13,892	13,570
Additional assets arising on realistic basis	249	407
Total assets	14,141	13,977
Policyholder liabilities - asset shares	12,011	11,939
- financial guarantees (net of charges)	222	558
- options (guaranteed annuities)	736	626
Other liabilities	1,041	773
Total liabilities	14,010	13,896
Excess of assets over liabilities*	131	81

* Excess of assets over liabilities under FRS27 will amount to £189m (2003: £143m) as it excludes the liability for shareholders' share of future bonuses.

1. Basis of preparation

The FSA has been working over the last two years with all the leading life and pensions companies with significant with profits business to develop a realistic reporting framework. We have been managing our life and pensions business on a realistic basis for some time.

The RBS for FPLP with profits business is shown above in a simplified version of Form 19 of the FSA returns.

2. Components of realistic balance sheet

a. Total regulatory assets

The amount of assets backing with profits business is derived from Form 13 of the FSA Return. The total is calculated by excluding from the total value of the assets amounts equal to the regulatory liabilities in respect of the non-participating business written in the fund, together with the policyholders' share of the resilience capital reserve and required minimum margin in respect of that business. The assets include £50 million capital support provided by the non profit fund under arrangements set up on demutualisation.

	2004 £m	2003 £m
Total net assets	16,528	16,513
Less non profit liabilities including share of resilience capital reserve and required minimum margin	(2,636)	(2,943)
Total statutory assets	13,892	13,570

Non profit liabilities have reduced mainly due to the securitisation of surpluses emerging on this business.

b. Additional assets arising on realistic basis

This item represents the policyholders' 40% share of the value of future profits (£154m) from the non profit pre-demutualisation business together with the release over time of the capital requirements in respect of this business, attaching tax assets and inadmissible assets. The securitisation of non profit surpluses resulted in a reduction of additional assets of £147m.

The operating assumptions used in the calculation of the value of this non profit business are identical to those used in the calculation of Achieved Profit. In line with guidance from the Institute of Actuaries the economic assumptions are market consistent.

c. Policyholder liabilities

The main element of the realistic liabilities is the asset shares of with profits business. These are fully matched since they move with the value of the underlying assets. In line with industry best practice, asset shares for most classes of business are calculated on a policy-by-policy basis using historic information. Bonus reserve techniques are employed where the use of asset shares is inappropriate. The value shown is after planned deductions on surrender and the impact of smoothing.

The cost of financial guarantees (such as sums assured and declared bonuses exceeding asset shares) is assessed using a market consistent stochastic model (using The Smith Model as the scenario generator) and is calculated using 5,000 simulations. The model has been calibrated using the gilt risk free curve and implied volatilities in the market. The capital return is calibrated to Friends Provident's own asset portfolio.

A sample of the equity volatilities, both for a capital return (dividend excluded) and total return, (dividend reinvested), is shown below.

Index Type	7 Years	Term 14 Years	21 years
Capital return volatility	16%	20%	23%
Total return volatility	14%	15%	16%

Property volatility is assumed to be 15% throughout. The projection of the cost of guarantees depends on programmed management decision rules (for example for the future level of the equity backing ratio and bonus rates). These are simulation dependent.

Deductions are made from asset shares to meet the cost of guarantees. For simplicity, the charges for guarantees are shown as a deduction from the cost of financial guarantees.

	2004 £m	2003 £m
Cost of financial guarantees before charges	533	906
Less value of charges for guarantees	(311)	(348)
Cost of financial guarantees	222	558

Investment market levels have increased and equity volatility has reduced during 2004. Both of these effects have led to a reduction in the cost of financial guarantees. Assets bought to hedge the financial guarantees have, as a consequence, also reduced in value.

Charges for guarantees have reduced broadly by the amount of charges levied in the year.

The cost of guaranteed annuity options is also assessed using a stochastic model. The results depend on policyholder behaviour (such as take-up rates). An approximate allowance has been made for this behaviour.

	2004 £m	2003 £m
Cost of financial options	736	626

Interest rates have fallen during 2004. This results in an increase in the cost of financial options. Assets bought to hedge the cost of financial options have also increased in value.

d. Other liabilities

Other liabilities include the shareholder interest in the with profits fund and current liabilities.

	2004 £m	2003 £m
Realistic current liabilities	556	348
Other including shareholders' interest in the with profits fund	485	425
Total other liabilities	1,041	773

The increase in liabilities relates predominantly to a loan between subsidiaries owned by the with profits fund (offset by a corresponding increase in assets) and to increases in past business review provisions.

3. Risk capital margin

The FPLP with profits fund (being largely the assets and liabilities transferred from Friends Provident Life Office-the mutual entity) is run on mutual lines and there is no orphan estate. The fund is intended to be self supporting in the normal course of events. In addition to calculating assets and liabilities on a

over realistic liabilities at 31 December 2003 amounted to £81m (£143m excluding the shareholders' share of future bonuses totalling £62m).

3. Capital statement

The capital statement in respect of the Group's life and pensions business at 31 December 2004 is set out below. This statement shows an analysis of the available capital resources calculated on a realistic basis for the FPLP with profits fund and on a regulatory basis for all other funds. It also shows the regulatory capital requirements and, in total, the overall surplus capital over regulatory requirements. In addition the statement provides an analysis of policyholders' liabilities.

	UK with profits (FPLP) £m	UK with profits (FPLA) £m	UK non participating funds £m	Overseas life fund (FPIL) £m	Life S'holders' Funds £m	To L Busin
Shareholders' funds						
- outside fund	-	-	-	-	655	
- inside fund	-	-	1,279	56	-	1,
	-	-	1,279	56	655	1,
Other qualifying capital						
- subordinated debt	-	-	215	-	-	
- implicit items		-	110	-	-	
- FFA	189	82	-	-	-	
	189	82	1,604	56	655	2,
Regulatory adjustments						
- assets	-	(2)	(671)	(13)	(6)	(
- liabilities	-	2	213	(14)	-	
- shareholders share of future bonuses	(58)	-	-	-	-	
Total available capital resources	131	82	1,146	29	649	2,
Capital requirement						
UK realistic basis	279	-	-	-	-	
Other regulatory bases	253	33	264	6	-	
	532	33	264	6	-	
Overall surplus capital over regulatory requirements						1,
Analysis of policyholders'						

liabilities						
With profits	13,952	277	-	-	-	14,
Unit linked	37	-	9,819	2,356	-	12,
Non-participating	2,547	-	2,350	27	-	4,
Total technical liabilities	16,536	277	12,169	2,383	-	31,

4. Basis of calculating available capital resources in life and pensions business

The available capital of the two UK with profits funds has been determined in accordance with FSA regulations and includes the Fund For Future Appropriation (FFA). The FFA represents the estimated surplus in the funds that has not been allocated and is available to meet regulatory and other solvency requirements of the funds. Adjustments have been made to restate all assets and liabilities onto a regulatory basis.

The with profits fund in FPLP has available capital of £131m and has been calculated using realistic methodology. In accordance with accounting rules, the RBS liabilities only represent amounts relating to policyholders and do not include the shareholders' share of future bonuses. However, the shareholders' share is treated as a deduction from capital that is available to meet regulatory requirements and shown as a separate adjustment in the capital statement.

The available capital in the closed with profits fund in FPLA amounts to £82m. This has been calculated under the Modified Statutory Solvency Basis (MSSB).

The available capital in the Group's UK non participating businesses has been determined in accordance with FSA regulations and amounts to £1,146m. This includes a subordinated loan of £215m which was raised by FP Finance PLC and an implicit item of £110m representing a prudent estimate of the future profits of the non profit fund of FPLP. Adjustments have been made to restate all assets and liabilities on to a regulatory basis. The regulatory adjustment to assets mainly consists of eliminating deferred acquisition costs. The regulatory adjustment to liabilities mainly represents the additional regulatory capital arising as a result of the securitisation of a defined book of pre-demutualisation business in December 2004.

The available capital in the Group's overseas businesses written by Friends Provident International Limited (FPIL) has been determined in accordance with local requirements and amounts to £29m. This business is largely written in the Isle of Man. Adjustments have been made to restate all assets and liabilities on to a regulatory basis.

The shareholders' funds held outside the life funds are shown separately in the capital position statement. It is the Group's policy to ensure that each subsidiary is adequately capitalised to support its life businesses and to exceed regulatory capital requirements. The amount of shareholders' funds available resources is £649m.

5. Restrictions on available capital resources in life and pensions business

The available capital is subject to certain restrictions as to its availability to meet capital requirements elsewhere in the Group. In particular, no transfers from long-term funds can take place without an up to date actuarial valuation. The other main restrictions on capital are set out below.

UK with profits fund in FPLP: the available surplus held in the FPLP with profits fund can only be applied to meet the requirements of the fund itself or be distributed to policyholders and shareholders. Shareholders are entitled to an amount not exceeding one-ninth of the amount distributed to policyholders in the form of bonuses on conventional policies. Non profit business written in the FPLP with profits fund has been securitised and surpluses are initially used to repay £380m of floating rate loan notes issued by the Group and then may be distributed 40% to FPLP's with profits fund and 60% to shareholders. Any

transfer of surplus to shareholders would give rise to a tax charge. The FPLP non profit fund has provided a contingent loan of £50m to the FPLP with profits fund. This is repayable out of future surpluses in the with profits fund subject to certain restrictions.

UK with profits fund in FPLA: the available surplus held in the closed with profits fund of FPLA can only be distributed to policyholders.

UK non participating funds: for non-participating business, the majority of surplus can be distributed to shareholders' subject to meeting the requirements of the business. Any transfer of the surplus would give rise to a tax charge. The FPLP non profit fund has a liability to repay £215m of subordinated loan stock and has lent £180m to F&C which is repayable in 2006.

Overseas life fund: the available surplus can be distributed to shareholders subject to meeting the requirements of the businesses.

Shareholders' funds: the capital is generally available to meet requirements anywhere in the Group. It remains the intention of management to ensure that there is adequate capital to exceed the regulatory requirements of the Group's life and pensions businesses, to meet any net new business strain and to support the Group's overall credit ratings. The FPLP shareholders' fund has lent £25m out of a facility of £30m to F&C on a subordinated basis. This loan has no set repayment term. FPLP has also guaranteed the £300m Step-up Tier One Insurance Capital Securities (STICS) issued in 2003 by the parent company.

6. Basis of calculating capital requirements for life and pensions business

Each life assurance and pensions company has to hold sufficient capital to meet the FSA's regulatory requirements.

For the FPLP with profits fund, the Risk Capital Margin (RCM) amounts to £279m as set out in the RBS supplementary information. Under the realistic capital methodology, the capital requirement is the higher of the "twin peaks" test of the realistic peak and the regulatory peak. In FPLP, the regulatory peak is more demanding and additional regulatory capital of £195m is required being the difference between the realistic peak of £148m and the regulatory peak, including the Long Term Insurance Capital Requirement (LTICR), of £343m as follows:

	Realistic £m		Regulatory £m
Working capital	131	Surplus	488
RCM	(279)	LTICR	(531)
		Resilience capital	(300)
	(148)		(343)

The total regulatory capital requirement for the FPLP with profits fund amounts to £532m which is made up of the RCM of £279m, the excess of the regulatory "peak" over the realistic "peak" of £195m, the regulatory requirement of £52m in respect of non profit business written in the with profits fund and £6m in respect of subsidiary solvency requirements.

The capital cover to meet the regulatory solvency requirement of FPLP's with profits fund is provided from FPLP's non profit fund and shareholders' fund.

For the FPLA closed with profits fund, the capital requirement has been calculated on a statutory basis at £33m.

For UK non participating funds, the relevant capital requirement is the minimum solvency margin determined in accordance with FSA regulations. This, in total, amounts to £264m.

For overseas business, local regulatory capital requirements are determined and these amount to £6m.

7. Capital and risk management for life and pensions business

The key sensitivities and the approach to managing the risks are set out below.

UK with profits funds: for the conventional with profits business the key sensitivity is to future investment returns. The mix of assets is kept under review taking into account the level of capital required and the anticipated returns for policyholders. Volatility of returns is reduced by hedging. Derivatives also limit exposure to interest rate movements in respect of guaranteed annuity rates. Included in liabilities are provisions for endowment and other reviews on a best estimate basis. However, the final outcome of these provisions could be different due to the uncertainties involved.

UK non participating funds: the liabilities are predominately unit linked and management's policy is to ensure that there is no significant mismatching. Assets and liabilities in respect of non unit-linked business such as PHI and annuities are very closely matched and therefore the risks from changes in market conditions are limited. There is the risk of increasing liability for annuities as people live longer and there is exposure to changes in credit spreads.

Overseas funds: the liabilities are predominately unit linked and management's policy is to ensure that there is no significant mismatching. Assets and liabilities are very closely matched and therefore the risks from changes to market conditions are limited. There are no significant currency risks.
8. Options and guarantees

The majority of the Group's life and pensions options and guarantees are within FPLP'swith profits fund and, in accordance with FSA's requirements, these are valued stochastically and included in the realistic liabilities. Details in respect of these options and guarantees are contained in the RBS supplementary information note.

There are also guarantees and options in respect of the Group's other life assurance business but these are not considered to be material to the Group's future cash flows. In addition they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

END

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